

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

September 19, 2011

Via E-Mail

Angela M. Dowd, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154

**Re: Harbin Electric, Inc.
Revised Preliminary Schedule 14A
Filed September 13, 2011
File No. 001-33276**

**Amended Schedule 13E-3
Filed September 13, 2011 by Harbin Electric, Inc., et. al.
File No. 005-80112**

Dear Ms. Dowd:

We have reviewed your filings and have the following comments.

Revised Preliminary Proxy Statement

Special Factors

Background of the Merger, page 13

1. We note your responses to prior comment 1. We continue to disagree with your analysis regarding the requirements to provide disclosure, pursuant to Item 1015(a) of Regulation M-A, about the Big Four Due Diligence Report and to file it as an exhibit pursuant to Item 1016 of Regulation M-A. Please revise the disclosure and file the exhibit or provide us further analysis supporting your conclusions that such disclosure is not required.

2. Please revise this section to include the substance of your response to prior comment 11 relating to the $25 million loan Abax Lotus made a to Hero Wave Investments. Please describe the relationship between Mr. Yang and Abax beginning in 2007 (or earlier, if true), how the loan was paid down over its life (i.e., in cash or in securities), whether the existence of the loan influenced the decision to collaborate on or enter into this transaction by any of Mr. Yang, Abax or the company and whether future payment of the loan is expected to be made through the joint ownership of the company by, in large part, Mr. Yang and Abax.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions